WILLKIE FARR & GALLAGHER LLP		787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 4, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attn:	Division of Corporation Finance,
Office of Emerging Growth Companies

Re:	Oracle Healthcare Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
(File No. 333-128748)

Dear Ladies and Gentlemen:

At the request of Oracle Healthcare Acquisition Corp. (the “Company”), electronically submitted herewith is Amendment No. 3 to the registration statement on Form S-1 of the Company initially filed with the Commission on September 30, 2005 (the “Registration Statement”).  This amendment reflects additional disclosure with respect to the fact that one of the Company’s directors, Mr. Per Lofberg, may not participate in any discussions, due diligence or negotiations with potential acquisition candidates that operate in the pharmaceuticals or biotechnology therapeutics segments of the healthcare industry or are competitors of a Merck Capital Ventures LLC portfolio company, as well as any board deliberations or other board action with respect to such acquisition.  Please see the revised disclosure on pages 14, 15, 41, 51 and 52.  Also, we have made a very few typographical corrections and updated the undertakings, as indicated in the marked copies.

In further response to comment 36 of the Commission Staff’s comment letter dated November 16, 2005, attached as Annex A hereto is a form of email communication to be used by the underwriter for distributing the prospectus by email.

************

On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes, Mike Karney and John Reynolds of the Commission via Federal Express for

NEW YORK	WASHINGTON, DC	PARIS	LONDON	MILAN	ROME	FRANKFURT	BRUSSELS

January 4, 2006

overnight delivery four copies of this letter together with marked copies of Amendment No. 3.

Should members of the Commission Staff have any questions or comments, or require any additional information regarding the attached filing, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:	Jay Ingram
Joel D. Liffmann
William H. Gump, Esq.
Floyd I. Wittlin, Esq.

ANNEX A

Form of Cover Email

Oracle Healthcare Acquisition Corp. (the “Issuer”) is a blank check company recently formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the healthcare industry.  The Issuer intends to raise $100,000,000 through an initial public offering of 12,500,000 units at $8.00 per unit (the “Offering”), each unit consisting of one share of common stock and one warrant to purchase one share of common stock at $6.00 per share.  CRT Capital Group LLC (“CRT”) is acting as sole underwriter of the Offering.

If you would like to receive, without charge, a written copy of the preliminary prospectus describing the Offering, please contact Roberta Ryan, CRT Capital Group LLC, 262 Harbor Drive, 3rd Floor, Stamford, Connecticut 06902, at (203) 569-4550 (please call collect) or rryan@crtllc.com.

IF YOU WOULD LIKE TO RECEIVE THE PRELIMINARY PROSPECTUS IN ELECTRONIC FORM, PLEASE REVIEW THE ATTACHED DOCUMENT AND REPLY WITH YOUR CONSENT TO THE TERMS THEREOF TO ROBERTA RYAN AT THE ADDRESS, TELEPHONE NUMBER OR EMAIL ADDRESS SET FORTH ABOVE.

The Issuer and CRT expect to commence a roadshow for the Offering on or about Wednesday, January 18th, 2006.  Please contact your CRT salesperson to schedule a meeting with the Issuer or to obtain additional information regarding the roadshow schedule.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

Form of Consent

CRT Capital Group LLC (“CRT”) is introducing a voluntary new electronic delivery program under which participating customers may elect to receive documents by electronic means rather than traditional mailing of paper copies.

If you elect to participate in this electronic delivery program, we will provide or make available to you electronically preliminary prospectuses, final prospectuses and any other offering documents (“Offering Documents”) for any and all public offerings of securities for which CRT is an underwriter or a selected dealer.

Please read the information below carefully so that you understand the terms under which electronic delivery will be made.  If the terms below are acceptable to you and you wish to elect to receive Offering Documents from us electronically, please indicate your acknowledgement and consent to such terms by replying to this email.  If you would like to continue to receive paper copies of Offering Documents from CRT by mail, no action is required.

If you have any questions about CRT’s electronic delivery program, please contact Roberta Ryan, CRT Capital Group LLC, 262 Harbor Drive, 3rd Floor, Stamford, CT 06902, at (203) 569-4550 (please call collect) or rryan@crtllc.com.

Terms of CRT Capital Group LLC Electronic Delivery Program

1.  By indicating your election to participate in the electronic delivery program by replying to this email, you consent to receive Offering Documents electronically, either via email in Adobe PDF format, or by accessing the website of CRT or a third-party website.

2.  You acknowledge that:

•                  Access to email, the Internet and the world wide web is required to access or receive Offering Documents electronically, and you confirm that you have such access.

•                  There may be additional costs to you in order to receive Offering Documents electronically, such as charges by your internet service provider, telephone charges or printing costs.

•                  A document distributed to you or accessed electronically by you will be in Portable Document Format (PDF), and you confirm that you have the technical capabilities (including a computer, operating system and internet browser) necessary for accessing or receiving by email documents in PDF format.

•                  The Adobe Acrobat Reader software required to view a document in PDF format is available free of charge from Adobe’s web site at www.adobe.com.

•                  Technical assistance in accessing or receiving Offering Documents electronically will be available to you, at no cost, by contacting Roberta Ryan, CRT Capital Group LLC, 262 Harbor Drive, 3rd Floor, Stamford, CT 06902, at (203) 569-4550 (please call collect) or rryan@crtllc.com.

•                  At any time without giving advance notice, CRT may elect, at its sole discretion, not to send an Offering Document electronically, in which case a paper copy of the Offering Document will be delivered in accordance with applicable legal requirements.

•                  If a document intended to be sent to you electronically is not available electronically for any reason, a paper copy of the document will be mailed to you.

3.  You understand and agree that:

•                  You may request and receive, at no cost, a paper copy of a document for which you have consented to electronic delivery by contacting Roberta Ryan, CRT Capital

Group LLC, 262 Harbor Drive, 3rd Floor, Stamford, CT 06902, at (203) 569-4550 (please call collect) or rryan@crtllc.com.

•                  You may revoke or modify your consent, and you may change the email address to which Offering Documents may be delivered to you, at any time by contacting Roberta Ryan, CRT Capital Group LLC, 262 Harbor Drive, 3rd Floor, Stamford, CT 06902, at (203) 569-4550 (please call collect) or rryan@crtllc.com.

4.  You understand that you are not required to consent to electronic delivery of Offering Documents.

TO ELECT TO PARTICIPATE IN CRT’S ELECTRONIC DELIVERY PROGRAM, AND TO INDICATE YOUR CONSENT TO THE TERMS ABOVE, PLEASE CONTACT ROBERTA RYAN AT THE ADDRESS, TELEPHONE NUMBER OR EMAIL ADDRESS SET FORTH ABOVE.